Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended March 31,	2012	2011
Fixed charges:
Interest expense including
amortization of debt discount	$135	$141
Portion of rentals representing an interest factor	48	36
Total fixed charges	$183	$177

Earnings available for fixed charges:
Net income	$863	$639
Equity earnings net of distributions	(15)	(10)
Income taxes	528	372
Fixed charges	183	177
Earnings available for fixed charges	$1,559	$1,178

Ratio of earnings to fixed charges	8.5	6.7

36